UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42955

Titan Mining Corporation

(Translation of registrant’s name into English)

Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

EXHIBIT INDEX

Exhibit
99.1	Press Release dated January 29, 2026
99.2	Equity Distribution Agreement dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: January 29, 2026	/s/ Tom Ladner
Tom Ladner
General Counsel

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